THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

April 22, 2013

Mr. Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Pub Crawl Holdings, Inc.
Form 8-Kfiled pursuant to Item 1.01, 2.01, 3.02 and 9.01
Forms 8-K and 8-K/A filed pursuant to Items 3.02, 5.01 and 5.02
Filed November 30, 2012
File No. 000-54635

Dear Mr. Shuman:

In response to your letter of comments dated December 13, 2012, please be advised as follows:

1.         The requested information has been provided.

2.         The requested information has been provided.

3.         The Share Exchange Agreement was filed on Form 8-K as Exhibit 2.1 on January 30, 2013.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Pub Crawl Holdings, Inc.